UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                          (Amendment No. ________)*


                       Farmstead Telephone Group, Inc.
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                              (Name of Issuer)

                        Common Stock, $.001 Par Value
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                       (Title of Class of Securities)

                                  311565303
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                               (CUSIP Number)

                             Robert G. LaVigne,
        c/o Farmstead Telephone Group, Inc. ,22 Prestige Park Circle,
                           East Hartford, CT 06108
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               October 1, 2004
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [SECTIONS]240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See [SECTION]240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 311565303
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1.  Names of Reporting Persons.  Jean-Marc Stiegemeier
    I.R.S. Identification Nos. of above persons (entities only).
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) X
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3.  SEC Use Only
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4.  Source of Funds (See Instructions) PF
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e):  X.
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6.  Citizenship or Place of Organization:  United States of America
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Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  1,000,000
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8.  Shared Voting Power:  None
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9. Sole Dispositive Power:  1,000,000
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10. Shared Dispositive Power:  None
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,000,000 (a)

    (a) includes options to purchase an aggregate of 600,000 shares of common stock granted to Mr. Stiegemeier.
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions): ___
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13. Percent of Class Represented by Amount in Row (11):  23.1%
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14. Type of Reporting Person (See Instructions):  IN

Item 1. Security and Issuer

Common Stock, $.001 Par Value;
Farmstead Telephone Group, Inc., 22 Prestige Park Circle,
East Hartford, CT 06108


Item 2. Identity and Background

(a) Jean-Marc Stiegemeier.

(b) c/o Farmstead Telephone Group, Inc., 22 Prestige Park Circle, East Hartford, CT 06108.

(c) President, Chief Executive Officer and Director.

(d) No.

(e) No.

(f) United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Personal funds. Total exercise price of the beneficial securities, consisting of 600,000 stock options and 400,000 warrants, is $390,000.

Item 4. Purpose of Transaction

The stock options and warrants described in Item 3 were granted to the reporting person pursuant to the terms of an employment agreement entered into October 1, 2004 between the reporting person and Farmstead Telephone Group, Inc.

(a) None.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

Item 5. Interest in Securities of the Issuer

(a) As of October 1, 2004, Jean-Marc Stiegemeier (the "Reporting Person") beneficially owned 1,000,000 shares of common stock, representing 23.1% beneficial ownership. The 1,000,000 shares consisted of (i) the right to purchase shares of common stock pursuant to a Warrant to purchase 400,000 shares of common stock at an exercise price of $0.39 per share and (ii) the right to purchase shares of common stock pursuant to the grant of a stock option to purchase 600,000 shares of common stock at an exercise price of $0.39 per share.

(b) Sole power to vote or direct the vote - 1,000,000 shares; shared power to vote or to direct the vote - none; sole power to dispose or to direct the disposition - 1,000,000 shares; shared power to dispose or to direct the disposition - none

(c) On October 1, 2004, the Reporting Person was issued a warrant to purchase 400,000 shares of common stock at an exercise price of $0.39 per share. The warrant was immediately exercisable, and expires 45 days after October 1, 2009. On October 1, 2004, the Reporting Person was also issued an employee stock option to purchase 600,000 shares of common stock at an exercise price of $0.39 per share. The stock option was subject to vesting requirements, with 300,000 shares exercisable one year after the grant date, and 300,000 shares exercisable two years after the grant date. The stock option grant expires October 1, 2014.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 1, 2004, the Reporting Person was issued a warrant to purchase 400,000 shares of common stock at an exercise price of $0.39 per share. The warrant was immediately exercisable, and expires 45 days after October 1, 2009. On October 1, 2004, the Reporting Person was also issued an employee stock option to purchase 600,000 shares of common stock at an exercise price of $0.39 per share. The stock option was subject to vesting requirements, with 300,000 shares exercisable one year after the grant date, and 300,000 shares exercisable two years after the grant date. The stock option grant expires October 1, 2014.

Item 7. Material to Be Filed as Exhibits

The following exhibits are hereby incorporated by reference to the Company's Form 8-K Current Report dated October 5, 2004:

      1. Warrant to Purchase common stock of Farmstead Telephone Group, Inc. issued to Jean-Marc Stiegemeier October 1, 2004 [Exhibit 4(a) to the Form 8-K Current Report].

      2. Employment Agreement dated October 1, 2004 between Farmstead Telephone Group, Inc. and Jean-Marc Stiegemeier [Exhibit 10(a) to the Form 8-K Current Report].

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2004
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Date


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Signature

Jean-Marc Stiegemeier - President, Chief Executive Officer and Director
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Name/Title


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